SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2008

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROLEO BRASILEIRO S.A.	UNIÃO DE INDÚSTRIAS PETROQU¥MICAS S.A.
PUBLICLY TRADED CORPORATION	PUBLICLY TRADED CORPORATION

Press Release

Rio de Janeiro, June 09 2008. PETRÓLEO BRASILEIRO S/A - PETROBRAS, (Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA), a Brazilian international energy company, and UNIPAR – UNIÃO DE INDÚSTRIAS PETROQU¥MICAS S.A., in compliance with WRITTEN NOTICE/CVM/SRE/SEP/No 80/2008 and WRITTEN NOTICE/CVM/SRE/No 944/2008, hereby present the following additional clarifications regarding the “Market Announcement” made on 06/03/2008:

1. The procedures involved in discontinuing the listing of Suzano Petroquímica S.A. (“SZPQ”) in the Level 2 of the Differentiated Corporate Governance Practices segment of the São Paulo Stock Exchange (“BOVESPA”) are subject to the norms foreseen by items 11.1 and 11.2 of Section XI of BOVESPA’S Level 2 Differentiated Corporate Governance Practices, which determine, mandatory: (i) the holding of a general shareholder meeting at SZPQ to deliberate on the mentioned discontinuance; (ii) written communication to BOVESPA regarding the decision 30 (thirty) days in advance of the date set for the discontinuance of BOVESPA’S Level 2 Differentiated Corporate Governance Practices; and (iii) holding a public offer (PO) for the acquisition of stock by SZPQ’S controlling shareholder and directed to the remaining SZPQ shareholders (the “PO Discontinuance”).

2. The definition of the stock price for the PO Discontinuance will depend, pursuant to the provisions of item 11.2 of BOVESPA’S Level 2 Differentiated Corporate Governance Practices, on the preparation of an assessment report (“Assessment Report”) SZPQ’s economic value. The above-mentioned Assessment Report will be prepared by a specialized institution or company with proven experience and independence from SZPQ’s decision-making power, its Management and/or Controlling Shareholder, and will fulfill the requirements of § 1 of article 8, of Law # 6.404/76, (Joint Stock Corporation Law), and also applying the provisions of § 6 of the same article. The choice of the specialized institution or company that will be in charge of determining SZPQ’S economic value is the sole competency of the general meeting, and will be based on the submission of a triple list by the Board of Directors. The respective deliberation must be made based on the vote of the majority of the shareholders who represent the stock in circulation and present at the meeting. Blank votes will not be computed, and each share, regardless of its type or class, will be entitled to one vote. The above-mentioned General Meeting will be installed at its first call in the presence of shareholders representing at least 20% (twenty percent) of all shares in circulation and, in a second call, in the presence of any number of shareholders representing shares in circulation. The offeror will bear all the costs incurred with report preparation.

3. In the event the price to be practiced in the PO Discontinuance is lower than the price practiced for the Tag Along PO, the remaining shareholders will only be entitled to the value paid for the PO Discontinuance. In the event the price of the PO Discontinuance is higher than the price of the Tag Along PO, with an auction scheduled for the 20th day of the current month, Petrobras and Unipar decided that the offeror, applying, by analogy subsection I, of art. 10 of CVM Instruction # 361 dated 03/05/2002, will pay the holders of the SZPQ shares in circulation who accept the Tag Along PO, the difference in excess, if any, between the price they received for selling their shares in the Tag Along PO, updated under the terms of the Tag Along PO Instrument and of the legislation in effect, and adjusted according to the changes made to the number of shares resulting from bonuses, share splits, groupings, and conversions that may have been made, and the price that might be owed for the PO Discontinuance.

Rio de Janeiro, June 09, 2008.

 Almir Guilherme Barbassa
CFO and Investor Relations Director
Petróleo Brasileiro S.A. - PETROBRAS

Vítor Mallmann
Investor Relations Director
UNIPAR – União de Indústrias Petroquímicas S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 09, 2008

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.